Exhibit 99.1

Luckin Coffee Announces Successful Conclusion

of Provisional Liquidation

BEIJING, March 7, 2022 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced that pursuant to an order of the Grand Court of the Cayman Islands dated February 25, 2022 (the “Discharge Order”), the winding up petition (as amended) in respect of the Company has been dismissed and the “light-touch” joint provisional liquidators (“Joint Provisional Liquidators”) of the Company have been discharged from their duties effective on March 4, 2022, bringing the Company’s provisional liquidation to a successful close.

“Today’s announcement is the result of the remarkable work from the Luckin Coffee team and the outstanding support we have received from our creditors and stakeholders throughout this process,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “The successful completion of the provisional liquidation is yet another positive step for Luckin Coffee, and has allowed us to significantly reduce our debt burden and improve the Company’s capital structure. Operating from a position of financial strength, we are focused on executing our growth strategy and continuing to deliver industry-leading services and products to our customers and long-term value for our shareholders.”

The Discharge Order was made following a consensual application by the relevant parties, and after the Company’s previously announced successful restructuring of its US$460 million 0.75% Convertible Senior Notes due 2025 by way of a scheme of arrangement (the “Scheme”) in the Cayman Islands. As previously announced, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) recognized and enforced the Scheme in the United States pursuant to chapter 15 (“Chapter 15”) of title 11 of the United States Code (the “Bankruptcy Code”).1

On March 4, 2022, the Joint Provisional Liquidators filed a final report with the Bankruptcy Court and requested the entry of an order to close the Chapter 15 Case. The Chapter 15 Case will be closed following entry of this order in accordance with applicable bankruptcy procedures.

Additional Information

Mr. Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Ms. Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited have served as the Company’s Joint Provisional Liquidators since July 15, 2020. In connection with the Company’s debt restructuring and the Scheme, Luckin Coffee is advised by Davis Polk & Wardwell LLP as legal counsel, Harney Westwood & Riegels as Cayman Islands legal counsel and Houlihan Lokey as financial advisor. The Joint Provisional Liquidators are represented by DLA Piper LLP (US) in the United States and Campbells LLP in the Cayman Islands. Holders of Existing Notes may contact Houlihan Lokey at HL_Lake@HL.com or the Joint Provisional Liquidators at luckin@alvarezandmarsal.com with any questions regarding the Scheme and related proceedings.

1 On February 5, 2021, the Joint Provisional Liquidators commenced a case in the Bankruptcy Court with respect to the Company as debtor under Chapter 15 of the Bankruptcy Code (the “Chapter 15 Case”).

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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